UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                            (Amendment No.__)*

                            PUBLIC STORAGE PROPERTIES X, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    744605106
                                 (CUSIP Number)

     Mr. Gideon J. King, Loeb Partners Corporation, 61 Broadway, New York, NY 10006 (212)483-7023 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                                   September 5, 1996
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |

     Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
- -------------------------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                              SCHEDULE 13D
CUSIP No 774605106

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Loeb Arbitrage Fund - I.D. #13-3269989

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) XX
                                                         (b)

3 SEC USE ONLY

4 SOURCE OF FUNDS*
      WC, O

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(E)

6 CITIZENSHIP OR PLACE OF ORGANIZATION
               New York

NUMBER OF    7  SOLE VOTING POWER
SHARES             91,296 Shares
BENEFICIALLY 8  SHARED VOTING POWER
OWNED BY           ---   Shares
EACH         9  SOLE DISPOSITIVE POWER
REPORTING          91,296 Shares
PERSON       10 SHARED DISPOSITIVE POWER
WITH               ---   Shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         91,296 Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.23%

14 TYPE OF REPORTING PERSON*
       PN, BD

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
CUSIP No 953504107

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Loeb Partners Corporation I.D. #13-3114801

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) XX
                                                         (b)

3 SEC USE ONLY

4 SOURCE OF FUNDS*
      WC, O

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(E)

6 CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF    7  SOLE VOTING POWER
SHARES             10,562 Shares
BENEFICIALLY 8  SHARED VOTING POWER
OWNED BY           6,442 Shares
EACH         9  SOLE DISPOSITIVE POWER
REPORTING          10,562 Shares
PERSON       10 SHARED DISPOSITIVE POWER
WITH               6,442 Shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         17,004 Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       .788%

14 TYPE OF REPORTING PERSON*
       CO, BD, IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


ITEM 1.    SECURITY AND ISSUER.

     This statement refers to the Class A Common Stock ("Common Stock") of Public Storage Properties X, Inc., 600 North Brand Boulevard, Glendale, CA., 91203-5039. A.A. Chandanamattha is the Chairman.

ITEM 2.    IDENTITY AND BACKGROUND.

     Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, N.Y., 10006 is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc. ("LAM"), a Delaware corporation, with the same address. Its President is Arthur E. Lee, who is also an Executive Vice President of Loeb Partners Corporation. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, Irwin D. Rowe, Vice President and Secretary and Peter A. Tcherepnine, Vice President.

     Loeb Partners Corporation ("LPC"), 61 Broadway, New York, N.Y., 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. John L. Loeb and Henry A. Loeb are Vice Chairman and directors of LPC. Irwin D. Rowe is an Executive Vice President and also a director of LPC. John L. Loeb and Henry A. Loeb are uncles of Thomas L. Kempner.

     Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, N.Y., 10006 is the sole stockholder of Loeb Arbitrage Management, Inc., and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Messrs. John L. Loeb, Henry A. Loeb and Irwin D. Rowe are also directors of LHC, as are Robert Krones, Andrew J. McLaughlin, Jr. and Edward E. Matthews. Mr. Matthews' address is 70 Pine Street, New York, N.Y., 10270. The business address of the other individuals is 61 Broadway, New York, N.Y., 10006.

     All of the individuals named are United States citizens. None have within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER COMPENSATION.

     Shares of Common Stock were acquired by LAF and LPC in margin accounts maintained at Bear Stearns Securities Corp.

ITEM 4.    PURPOSE OF TRANSACTION.

     LAF and LPC have acquired shares of Common Stock for investment purposes. LAF and LPC reserve the right to sell shares of Common Stock or to acquire additional shares in open market transactions or otherwise.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) The persons reporting hereby own the following shares of Common Stock as of September 5, 1996.

                                    SHARES OF COMMON STOCK

Loeb Arbitrage Fund                            91,296
Loeb Partners Corporation*                     17,004
                                              -------
    Total                                     108,300

     This constitutes 5.02% of the 2,157,480 outstanding shares as reported by the issuer.

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*Including 3,985 and 2,457 shares respectively, held for the accounts of two customers of Loeb Partners Corporation, as to which it has investment discretion.

           (b) See paragraph (a) above.

           (c) The following purchases of Common Stock have been made since July 5, 1996 by the persons named below.

                            PURCHASES OF COMMON STOCK

HOLDER              DATE          SHARES    AVERAGE PRICE
Loeb Arbitrage Fund 7-08-96         1,995          $19.77
                    7-09-96         9,022           19.89
                    7-10-96           960           19.77
                    7-12-96           475           19.77
                    7-15-96           265           19.77
                    7-16-96         2,064           19.90
                    7-17-96           100           19.77
                    7-18-96         1,034           19.77
                    7-19-96           100           19.77
                    7-23-96         3,009           19.77
                    7-30-96           680           19.64
                    7-31-96         1,500           19.89
                    8-01-96           900           19.77
                    8-05-96           875           19.89
                    8-08-96         5,786           20.02
                    8-09-96           600           20.02
                    8-12-96         2,420           20.02
                    8-13-96         1,188           20.01
                    8-14-96           300           20.02
                    8-15-96         1,716           20.02
                    8-16-96         1,188           20.15
                    8-19-96         4,312           20.06
                    8-20-96           506           20.26
                    8-22-96         9,570           20.51
                    8-23-96         1,034           20.39
                    8-26-96         3,542           20.39
                    8-27-96         3,872           20.39
                    8-29-96         5,787           20.39
                    8-30-96         3,366           20.39
                    9-03-96         1,474           20.26
                    9-04-96         2,332           20.35
                    9-05-96         1,892           20.26


                            PURCHASES OF COMMON STOCK

HOLDER                 DATE         SHARES    AVERAGE PRICE
Loeb Partners
 Corporation*          7-05-96         125           $19.79
                       7-08-96          80            19.78
                       7-09-96         578            19.89
                       7-10-96         140            19.79
                       7-12-96          25            19.77
                       7-15-96          35            19.79
                       7-16-96         136            19.91
                       7-18-96         166            19.77
                       7-19-96         100            19.77
                       7-23-96         491            19.77
                       7-29-96          60            19.65
                       7-30-96          60            19.64
                       7-31-96         200            19.89
                       8-01-96         100            19.77
                       8-05-96          25            19.93
                       8-06-96       1,200            19.89
                       8-07-96       4,200            19.78
                       8-08-96         914            20.02
                       8-09-96         100            20.03
                       8-12-96         380            20.02
                       8-13-96         212            20.02
                       8-14-96         128            20.59
                       8-15-96         156            20.02
                       8-16-96         212            20.15
                       8-19-96         688            20.27
                       8-20-96          94            20.27
                       8-22-96       1,530            20.52
                       8-23-96         166            20.39
                       8-26-96         558            20.39
                       8-27-96         628            20.39
                       8-28-96         125            20.39
                       8-29-96         688            20.39
                       8-30-96         634            20.39
                       9-03-96         226            20.26
                       9-04-96         368            20.36
                       9-05-96         308            20.27

- --------------------
*Including transactions for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.


           All the reported transactions were affected on the American Stock Exchange.

           (d) and (e).   Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER.

           None.

ITEM 7.    MATERIALS TO BE FILED.

           None.


SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 16, 1996                  Loeb Arbitrage Fund
                               By: Loeb Arbitrage Management, Inc., G.P.


                                    /s/ Arthur E. Lee
                               --------------------------------
                               By:  Arthur E. Lee, President

September 16, 1996                  Loeb Partners Corporation


                                    /s/ Arthur E. Lee
                               By: ----------------------
                                    Arthur E. Lee
                               Executive Vice President